                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

   Certification and Notice of Termination of Registration under Section 12(g)
    of the Securities and Exchange Act of 1934 or Suspension of Duty to File reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                          COMMISSION FILE NO. 333-79833

  GREENPOINT MORTGAGE SECURITIES INC. (FORMERLY HEADLANDS MORTGAGE SECURITIES INC.) (AS SPONSOR UNDER THE SALE AND SERVICING AGREEMENT, DATED DECEMBER 1,
1998, PROVIDING FOR THE ISSUANCE OF THE HEADLANDS HOME EQUITY LOAN ASSET-BACKED
                             NOTES, SERIES 1998-2)

                       GREENPOINT MORTGAGE SECURITIES INC.
                    (Exact name as specified in its charter)


                     700 Larkspur Landing Circle, Suite 240
                               Larkspur, CA 94939
                                 (415) 461-6790
               (Address, including zip code and telephone number,
        including area code, of registrant's principal executive office)

                                      NONE
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)       [ ]      Rule 12h-3(b)(1)(ii)      [ ]
       Rule 12g-4(a)(1)(ii)      [ ]      Rule 12h-3(b)(2)(i)       [ ]
       Rule 12g-4(a)(2)(i)       [ ]      Rule 12h-3(b)(2)(ii)      [ ]
       Rule 12h-3(b)(1)(i)       [X]

         Approximate number of holders of record as of the certification or notice date:

                                    Ten (10)


         Pursuant to the requirements of the Securities Exchange Act of 1934, GreenPoint Mortgage Securities Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Dated: July 6, 2000           GREENPOINT MORTGAGE SECURITIES INC.



                              By:      /s/ Gilbert J. MacQuarrie
                                 -------------------------------------------
                              Name:  Gilbert J. MacQuarrie
                              Title:    Vice President, Treasurer and Secretary